

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2024

Jeb Spencer
Chief Executive Officer
Southport Acquisition Corp
8 Bolling Place
Greenwich, CT 06830

> **Re: Southport Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 19, 2024**
> **File No. 001-41150**

Dear Jeb Spencer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew Guest